FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934


                           For the Month of May, 2003



                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


                      100 BOS ROAD, TERADION 20179, ISRAEL
                      ------------------------------------
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    X                     Form 40-F
                      ---------                          --------


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                                No    X
                --------                          ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                               -----

Attached hereto and incorporated by reference are the following Registrant's press releases:

A. B.O.S Better Online Solutions' Subsidiary, BOScom, Launches First Fully Secure IP Telephony Gateway Solution that Overcomes User Adoption Barriers; Dated May 12, 2003.

B. B.O.S. Better Online Solutions Ltd. Announces Financial Results of Operations for the First Quarter of 2003; Dated May 14, 2003.





Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    B.O.S. Better On-Line Solutions, Ltd.
                                    (Registrant)

                                    By: /s/Israel Gal
                                        ---------------
                                        Israel Gal
                                        President and CEO


Dated: May 15, 2003

B.O.S BETTER ONLINE SOLUTIONS' SUBSIDIARY, BOScom,
LAUNCHES FIRST FULLY SECURE IP TELEPHONY GATEWAY
SOLUTION THAT OVERCOMES USER ADOPTION BARRIERS

TERADYON, ISRAEL - MAY 12, 2003 - BOScom Ltd., a wholly owned subsidiary of B.O.S. Better On-Line Solutions Ltd. (NASDAQ:BOSC, TASE:BOS), announced today a breakthrough in alternative telephony routing solutions with its new BOSaNOVA Claro family of IP Telephony gateways.

BOSaNOVA Claro is the result of a two-year intensive R&D effort to create a solution that eliminates the barriers to enterprise VoIP adoption. These barriers, identified during an extensive international market research study conducted by the company, are overcome through provision of rapid ROI, guaranteed quality connections, simplicity of installation and management, user-transparency, and absolute data security. BOSaNOVA Claro offers the industry's first point-to-point alternative call routing solution that meets all the demands of businesses in controlling call costs and extending corporate telephony -- without sacrificing call quality or data safety.

Designed to seamlessly integrate into existing infrastructures of small and mid-size organizations, BOSaNOVA Claro gateways are installed between the PBX and the PSTN (Public Switched Telephone Network) and control all call routing in the network. All potential IP calls are routed through the gateway, but are dynamically switched to the PSTN the instant IP network QoS (quality of service) falls below the user's specified level or fails -- whether through bandwidth reduction, interference or power failure.

With no need for PBX reconfiguration, no need for additional lines, and fully user-transparent operation, cost savings are maximized and ROI is fast. Users need no retraining since there is no change in dialing habits whatsoever.

TOTAL SECURITY

With its new Blue Seal Security system, BOSaNOVA Claro offers a fully hacker-proof mode of operation. Three levels of protection are provided: through Secure Shell(TM) server software and proprietary encryption protocols against Internet hacking during remote gateway maintenance; via both gateway and call level authentication to stop toll fraud; and a built-in firewall, configurable through the gateway's mechanical Blue Seal Security Lock(TM) that can fully disable all non-VoIP access.

LOW COST ENTRY - MODULAR EXPANSION

With prices starting at $850 for the entry level 2-port ROBO (Remote Office/ Branch Office) gateway, the BOSaNOVA Claro product family offers any business the easiest-to-install and use, low cost means to deploy VoIP and provide free phone and fax calls between any number of locations, such as head office to remote branch offices and/or home workers, suppliers and dealers. For larger organizations, any number of Claro 4- an 8-port analog gateways and 30/23 voice-channel PRI digital versions for E1/T1 PRI connections may be interconnected to provide hundreds of lines for even the largest head office requirements.

BOSaNOVA Claro gateways have dialing plans fully compatible with vintage BOSaNOVA Gateways and the BOSaNOVA Connect USB adaptor. All BOSaNOVA products are available from BOScom's distributors, dealers and system integrators affiliated with BOScom offices in Israel, the UK, France, and the U.S.

ABOUT BOS - www.boscorporate.com
            --------------------

BOS Better On-line Solutions, through its wholly owned subsidiary, BOScom (www.boscom.com), develops, produces and markets technologically complex, multi-functional, cross-enterprise communication and networking products with plug & play functionality. BOS has been engaged in the development of products using IP protocol since 1993. Marketed under the BOSaNOVA brand, these solutions leverage a company's existing equipment and infrastructure, and are renowned for their simplicity of use, quality and reliability.

BOS was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq: BOSC), and on the Tel Aviv Stock Market in 2002 (TASE: BOS).

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.
------------------------

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS'S PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES FINANCIAL RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2003

TERADYON, ISRAEL - May 14, 2003 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOS) announced today its financial results for the quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were lower than the first quarter of 2002, totaling $1.41 million compared to $1.76 million for the first quarter of 2002 (a 20% decrease).

Net loss for the first quarter of 2003 from continuing segments was $949,000 (or $0.08 per share), compared to a net loss of $333,000 (or $0.03 per share) for the first quarter of 2002.

Total cash and investments were $7.23 million as of March 31, 2003.

Starting January 1,2003 the Company decided to prepare the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S GAAP").

FIRST QUARTER 2003 - CONSOLIDATED STATEMENT OF OPERATION (FROM CONTINUING OPERATIONS):

Revenues for the first quarter of 2003 were $1.41 million, generated mainly from BOScom core product sales of IBM midrange-to-PC and LAN connectivity solutions. This represents a 20% decline compared to $1.76 million for the first quarter of 2002.

Gross profit margin for the first quarter of 2003 was 68% compared to 80% for the first quarter of 2002.

Operating expenses for the first quarter of 2003 totaled $1.90 million, compared to $1.68 million during the first quarter of 2002.

Net loss from continuing operations for the first quarter of 2003 totaled $949,000, compared to net loss of $333,000 for the first quarter of 2002.

Israel (Izzy) Gal, B.O.S.' CEO stated:

"During the first quarter of 2003, we changed our business model in the US. We made the decision to market our legacy equipment in that region through a master distributor, instead of via a wholly owned subsidiary. The transition period resulted in a decrease in Q1 US sales. We believe, however, that the overall impact on the future bottom line will be positive since we have eliminated the overhead of the US operation.

We have just announced the launch of our new BOSaNOVA Claro line of IP Telephony products. This line sets a new standard in enterprise IP telephony by providing the first corporate solution that is 100% transparent to the user, fully secured, and feature rich. We believe that these products are the key for the success of the Company in the near future. At the end of Q4 2002, Nimans, a major UK-based telephony distributor, was nominated to be the UK master distributor. Integrating the new distributor to our system in Q1 involved heavy investment in establishing a reseller base and affected IP Telephony sales and expenses during the period.

In addition, the Board of Directors approved yesterday an agreement with an investment bank - Cukierman & Co. Investment House, to provide BOS with investment banking and business development services. Cukierman & Co. will apply their expertise and capabilities for the Company's benefit and contribute to the marketing efforts of our innovative technology and products."

FIRST QUARTER 2003 - DISCONTINUING SEGMENT

In 2002, the Board of Directors of the Company decided to sell its wholly owned U.S. subsidiary, Pacific Information Systems, Inc. ("Pacinfo"), a commercial VAR and e-commerce system solutions

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------

provider. Due to this decision, the financial statements of the Company disclose the financial information related to the Pacinfo VAR segment, in accordance with accounting standards for "discontinued operations". During the fourth quarter of 2002, based on the poor economic climate and based upon its severe financial situation, the Company initiated a plan to cease operations of Pacinfo and is trying to reach an arrangement with Pacinfo's creditors.

The net income from discontinuing segment for the first quarter of 2003 was $1.51 million (or $ 0.12 per share) compared to net loss of $4.37 million for the first quarter of 2002 (or $0.35 per share).

Net income from continuing and discontinuing operations for the first quarter of 2003 was 558,000 (or $0.04 per share) compared to net loss of ($4.70) million (or $0.38 per share) for the first quarter of 2002.

ABOUT B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets technologically complex, multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability. The IP Telephony line offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure. The legacy line provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

B.O.S. was established in 1990 and became a public company traded on the NASDAQ National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.
------------------------

Please visit our website, www.boscorporate.com.
                          --------------------

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------

                          - CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. DOLLARS IN THOUSANDS



                                                                             MARCH 31                DECEMBER
                                                                   ----------------------------         31,
                                                                       2003            2002            2002
                                                                   ----------------------------    -------------
                                                                            UNAUDITED                 AUDITED
                                                                   ----------------------------    -------------

    ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                         $    4,106     $    1,050       $    5,246
  Short-term bank deposits                                                  --          6,383               --
  Restricted cash                                                           --             --              700
  Short-term marketable securities                                         206             --              819
  Trade receivables                                                      1,623          1,733            1,523
  Other accounts receivable and prepaid expenses                           445            282              382
  Inventories                                                            1,060            297              855
                                                                  -------------   ------------    -------------

TOTAL CURRENT ASSETS                                                     7,440          9,745            9,525
                                                                  -------------   ------------    -------------

LONG-TERM INVESTMENTS:

  Long term marketable securities                                        2,921          2,895            2,226
  Long term prepaid expenses                                                15              4               15
  Severance pay funds                                                      592            483              563
  Other investment                                                       3,952          2,042            2,042
                                                                  -------------   ------------    -------------

TOTAL LONG-TERM INVESTMENTS                                              7,480          5,424            4,846
                                                                  -------------   ------------    -------------

PROPERTY AND EQUIPMENT, NET                                                899          1,264              965
                                                                  -------------   ------------    -------------

OTHER ASSETS, NET                                                          741            741              741
                                                                  -------------   ------------    -------------

ASSETS RELATED TO DISCONTINUING SEGMENT                                    389          8,282            1,115
                                                                  -------------   ------------    -------------

TOTAL ASSETS                                                        $   16,949     $   25,456       $   17,192
                                                                  =============   ============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term credit and current maturities of long term loan        $       --     $      155      $        --
  Trade payables                                                         1,253            549            1,044
  Accrued and other liabilities                                          2,337          2,586            2,501
                                                                  -------------   ------------    -------------

TOTAL CURRENT LIABILITIES                                                3,590          3,290            3,545
                                                                  -------------   ------------    -------------

ACCRUED SEVERANCE PAY                                                      820            738              794
                                                                  -------------   ------------    -------------

LIABILITIES RELATED TO DISCONTINUING SEGMENT                             1,660          9,622            4,131
                                                                  -------------   ------------    -------------

SHAREHOLDERS' EQUITY:

  Share capital                                                          4,227          3,632            3,690
  Additional paid-in capital                                            42,161         41,037           41,103
  Deferred stock compensation                                               70             59               66
  Accumulated deficit                                                  (35,579)       (32,922)         (36,137)
                                                                  -------------   ------------    -------------

TOTAL SHAREHOLDERS' EQUITY                                              10,879         11,806            8,722
                                                                  -------------   ------------    -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $   16,949     $   25,456      $    17,192
                                                                  =============   ============    =============

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                            THREE MONTHS ENDED            YEAR ENDED
                                                                                MARCH 31,
                                                                      ------------------------------      DECEMBER 31,
                                                                           2003             2002              2002
                                                                      -------------    -------------    ---------------
                                                                                UNAUDITED                   AUDITED
                                                                      ------------------------------    ---------------
 Revenues                                                              $     1,410      $     1,763      $       9,441
 Cost of revenues                                                              454              349              2,300
                                                                      -------------    -------------    ---------------

 Gross profit                                                                  956            1,414              7,141
                                                                      -------------    -------------    ---------------

 Operating expenses:

   Research and development, net                                               607              524              2,182
   Selling and marketing                                                       882              821              3,705
   General and administrative                                                  411              334              1,697
                                                                      -------------    -------------    ---------------

 Total operating expenses                                                    1,900            1,679              7,584
                                                                      -------------    -------------    ---------------

 Operating loss                                                               (944)            (265)               (443)
 Financial expenses, net                                                        (5)             (11)                295
 Other (expenses) income                                                        --              (57)                (95)
                                                                      -------------    -------------    ---------------

 Net loss from continuing segments                                            (949)            (333)               (243)

 Net income (loss) related to discontinuing segment                          1,507           (4,369)             (7,674)
                                                                      -------------    -------------    ---------------

 Net income (loss)                                                     $       558      $    (4,702)     $       (7,917)
                                                                      =============    =============    ===============

 Basic and diluted net loss per share from continuing segment          $     (0.08)     $     (0.03)     $        (0.02)
                                                                      =============    =============    ===============

 Basic and diluted net earnings (loss) per share from
   discontinuing segment                                               $      0.12      $     (0.35)     $        (0.64)
                                                                      =============    =============    ===============

 Basic and diluted net earnings (loss) per share                       $      0.04      $     (0.38)     $        (0.65)
                                                                      =============    =============    ===============

 Weighted average number of shares used in computing basic and
   diluted loss per share                                               12,687,524       12,402,524          12,460,945
                                                                      =============    =============    ===============



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